Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty ANNOUNCES EXPIRY OF eLEMENTAL OFFER

Vancouver, British Columbia – May 12, 2022 – Gold Royalty Corp. (“GRC”) (NYSE American: GROY) today announced the expiry of its previously announced offer (the “Offer”) to acquire all of the outstanding common shares of Elemental Royalties Corp. (“Elemental”) (TSXV: ELE). The Offer is now terminated and no longer open for acceptance by any Elemental shareholders. As the conditions of the Offer were not satisfied, GRC will not take up any shares deposited under the Offer and will return such securities to the holders thereof.

David Garofalo, Chairman and CEO, commented: “While we strongly believe in the merits of a combination with Elemental, we were ultimately unable to obtain the engagement and accord required to reach a board-supported, mutually-beneficial transaction. Gold Royalty will not waiver from its disciplined pursuit of value-enhancing acquisitions, and we remain focused on our existing high-quality portfolio, which is poised to deliver sector-leading cash flow growth over the coming years.”

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words “believe”, “expect”, “will”, “propose” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, including among others, statements regarding = the Company’s future acquisition strategy and expectations regarding the Company’s portfolio, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments; and the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses and the other important risks and uncertainties set out in Gold Royalty’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other public filings available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Additional Information

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com